UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Passage Bio, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

702712100

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 702712100	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LAV Prescience Limited (“LAVPRE”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,417,328 shares, except that Yi Shi, the managing partner of LAVPRE, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 2,417,328 shares, except that Yi Shi, the managing partner of LAVPRE, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,417,328
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3% (1)
12	TYPE OF REPORTING PERSON OO

(1)	This percentage is calculated based upon 45,534,682 shares of common stock outstanding of Passage Bio, Inc. (the “Issuer”), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 10, 2020.

CUSIP No. 702712100	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LAV Biosciences Fund V sub A, L.P. (“FUNDVSUBA”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 410,000 shares, except that Yi Shi, the managing partner of FUNDVSUBA, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 410,000 shares, except that Yi Shi, the managing partner of FUNDVSUBA, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 410,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9% (1)
12	TYPE OF REPORTING PERSON PN

(1)	This percentage is calculated based upon 45,534,682 shares of common stock outstanding of Passage Bio, Inc. (the “Issuer”), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 10, 2020.

CUSIP No. 702712100	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yi Shi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6

SHARED VOTING POWER

2,827,328 shares, 2,417,328 of which are directly owned by LAVPRE and 410,000 of which are directly owned by FUNDVSUBA. Yi Shi, the managing partner of LAVPRE and FUNDVSUBA, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
	8

SHARED DISPOSITIVE POWER

2,827,328 shares, 2,417,328 of which are directly owned by LAVPRE and 410,000 of which are directly owned by FUNDVSUBA. Yi Shi, the managing partner of LAVPRE and FUNDVSUBA, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,827,328
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2% (1)
12	TYPE OF REPORTING PERSON IN

(1)	This percentage is calculated based upon 45,534,682 shares of common stock outstanding of Passage Bio, Inc. (the “Issuer”), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 10, 2020.

CUSIP No. 702712100	13G	Page 5 of 9 Pages

Item 1(a)	Name of Issuer:

Passage Bio, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Two Commerce Square, 2001 Market Street, 28th Floor

Philadelphia, PA 19103

Item 2(a)	Name of Persons Filing:

This Statement is filed by LAV Prescience Limited (“LAVPRE”), LAV Biosciences Fund V sub A, L.P. (“FUNDVSUBA”), and Dr. Yi Shi. The foregoing entities and individual are collectively referred to as the “Reporting Persons.”

Dr. Shi is the managing partner of LAVPRE and FUNDVSUBA, and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by LAVPRE and FUNDVSUBA.

Item 2(b)	Address of Principal Business Office or, If None, Residence:

The address for LAVPRE and Dr. Shi is Unit 902-904, Two Chinachem Central, 26 Des Voeux Road Central, Hong Kong.

The address of FUNDVSUBA is 2730 Sand Hill Road, Suite 130, Menlo Park, CA 94025.

Item 2(c)	Citizenship:

LAVPRE is a British Virgin Islands business company. FUNDVSUBA is a United States partnership. Dr. Shi is a United States citizen.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

Item 2(e)	CUSIP Number:

CUSIP #702712100

Item 3.	Not applicable.

Item 4.	Ownership

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of December 31, 2020:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

CUSIP No. 702712100	13G	Page 6 of 9 Pages

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under  §240.14a-11.

CUSIP No. 702712100	13G	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February ____, 2021

LAV Prescience Limited

By:
Name:	Yi Shi
Title:	Managing Partner

LAV Biosciences Fund V sub A, L.P.

By:
Name:	Yi Shi
Title:	Managing Partner

Yi Shi

Yi Shi

CUSIP No. 702712100	13G	Page 8 of 9 Pages

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	9

CUSIP No. 702712100	13G	Page 9 of 9 Pages

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Passage Bio, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated: February ____, 2021

LAV Prescience Limited

By:
Name:	Yi Shi
Title:	Managing Partner

LAV Biosciences Fund V sub A, L.P.

By:
Name:	Yi Shi
Title:	Managing Partner

Yi Shi

Yi Shi